NO ACT

DC
PE
3-11-09

Act: 1934
Section: 13(a)
Rule:
Public Availability: 3/13/2009

09035393

March 13, 2009

Received SEC
MAR 1 3 2009
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Beverly Hills Bancorp Inc.
Incoming letter dated March 11, 2009

Based on the facts presented, the Division will not object if BHBC stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2008. In reaching this position, we note that BHBC has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, BHBC will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Justin Dobbie
Attorney-Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2009

Mail Stop 3010

Alison M. Pear
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067-2367

Re: Beverly Hills Bancorp Inc.

Dear Ms. Pear:

In regard to your letter of March 11, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

TG TroyGould
ATTORNEYS

TROYGOULD PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067-2367
Tel (310) 553-4441 Fax (310) 201-4746
www.troygould.com

Allison M. Pear • (310) 789-1206 • apear@troygould.com

File No. 2322-2

Securities Exchange Act of 1934, Rule 12h-3
Securities Exchange Act of 1934, Sections 13(a) and 15(d)

March 11, 2009

BY E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E. Washington, D.C. 20549
E-mail: cfletters@sec.gov

Re: Beverly Hills Bancorp Inc.
(Commission File No. 0-21845)

Ladies and Gentlemen:

On behalf of Beverly Hills Bancorp Inc., a Delaware corporation ("BHBC" or the "Company"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in BHBC's view that neither the effectiveness nor the Section 10(a)(3) updates of BHBC's registration statements on Form S-8 during the fiscal year ended December 31, 2008, would preclude BHBC from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend BHBC's duty to file with the SEC the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which BHBC's registration statements on Form S-8 became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") (i.e. the fiscal year ended December 31, 2008).

Background

BHBC is a one-bank bank holding company that conducts banking and lending operations through its wholly owned subsidiary First Bank of Beverly Hills (the "Bank"). BHBC's fiscal year ends on December 31.

The Company was incorporated in 1996 under the name Wilshire Financial Services Group Inc. ("WFSG"). In 1999, WFSG was restructured through voluntary prepackaged Chapter 11 bankruptcy filing (the "Restructuring"). In the Restructuring, all of the Company's existing common stock and options (the "Old Common Stock") were canceled, and new common stock, par value $.01 per share (the "BHBC Common Stock") in the post-Restructuring Company was issued.[1]

In August 2004, WFSG changed its name to Beverly Hills Bancorp Inc. As of the date of this letter, the Company had 18,137,094 outstanding shares of BHBC Common Stock, which as of January 1, 2009 were held by 181 holders of record (as such term is defined by Rule 12g5-1 of the Exchange Act).

The Old Common Stock is not currently registered under the Exchange Act, but is subject to reporting obligations pursuant to Section 15(d) of the Exchange Act. The BHBC Common Stock was registered under Section 12(b) of the Exchange Act. On February 2, 2009, the Company filed a Form 25 to deregister the BHBC Common Stock under Section 12(b) of the Exchange Act, and in accordance with Exchange Act rules, effective February 12, 2009, the BHBC Common Stock was delisted from the NASDAQ Global Select Market pursuant to that Form 25. Delisting pursuant to filing a Form 25 technically revived BHBC's Section 12(g) registration. Accordingly, on February 19, 2009, BHBC filed a Form 15 to deregister the BHBC Common Stock under Section 12(g) of the Exchange Act. Subject to the receipt of the no-action relief sought in this letter, BHBC also intends to file another Form 15 to immediately suspend its duty with respect to the BHBC Common Stock and Old Common Stock to file reports under Section 15(d) of the Exchange Act prior to the filing deadline (March 16, 2009) for its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 ("2008 Form 10-K"). Other than the BHBC Common Stock and the Old Common Stock, BHBC has no other class of securities registered under Section 12 of the Exchange Act or subject to reporting obligations under Section 15(d) of the Exchange Act.

The Company also has outstanding two notes, the Floating Rate Junior Subordinated Debt Securities Due 2036 and the Floating Rate Junior Subordinated Debt Securities Due 2037 (the "Debt Securities"). Each note was issued to a statutory business trust formed by the Company in two "trust preferred" offerings occurring in May 2006 and December 2006. The Debt Securities were issued pursuant to exemptions under the Securities Act. None of the Debt Securities subject the Company to reporting obligations under Section 15(d) of the Exchange Act and the Debt Securities were never registered under Section 12 of the Exchange Act. The indentures associated with the Debt Securities do not require the Company to be a reporting person and neither the indentures nor any documents related thereto require the Company to submit, file or provide reports under the Exchange Act with the Commission, the trustee of the indentures, or the holders of the Debt Securities. In addition, the Company will not do so on a voluntary basis or otherwise.

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[1] In the Restructuring, the Company's previously issued 13% Notes due 2004 and 13% Series B Notes due 2004 were also cancelled in exchange for shares of BHBC Common Stock in the post-Restructuring Company. The Company represents that it no longer has reporting obligations related to the 13% Notes due 2004 or 13% Series B Notes under the Exchange Act since the Restructuring. The reporting obligation with respect to the Old Common Stock is discussed later in this request.

In the fiscal year ended December 31, 2008, BHBC had on file with the Commission three effective registration statements (the "Registrations Statements") under the Securities Act:

- *Form S-8 (File No. 333-106357, filed and effective June 20, 2003*). This registration statement registered the offer and sale of 1,000,000 shares of BHBC Common Stock under the Company's 2002 Equity Participation Plan (the "2002 Plan") to participating directors, officers, employees and consultants of the Company and its subsidiaries. Although the 2002 Plan allows for awards of stock options and restricted stock, the only awards granted have been options. The last sale under this registration statement took place on March 6, 2006. As of December 31, 2008, under the 2002 Plan, 16,666 shares had been issued, options to purchase 767,333 shares were outstanding, and 216,001 shares were available for future awards. All of the outstanding options were held by nine persons, each of whom is a director and/or officer of the Company or the Bank.

- *Form S-8 (File No. 333-54710, filed and effective January 31, 2001)*: This registration statement registered the offer and sale of 4,000,000 shares of BHBC Common Stock under the Company's Amended and Restated 1999 Equity Participation Plan of Wilshire Financial Services Group Inc. (the "1999 Plan" and, together with the 2002 Plan, the "Plans") to directors, officers, and employees of the Company and its subsidiaries. Although the 1999 Plan allows for awards of stock options, stock appreciation rights and restricted stock, the only awards granted have been options. The 1999 Plan expires on September 30, 2009. The last sale under this registration statement took place on May 9, 2007. As of December 31, 2008, under the 1999 Plan, 3,727,397 shares had been issued, options to purchase 34,335 shares were outstanding, and 238,268 shares were available for future awards. All of the outstanding options were held by two persons, one of whom is a director and the other of whom is an officer.

- *Form S-8 (File No. 333-56371, filed and effective June 9, 1998*). This registration statement registered the offer and sale of 1,854,167 shares of the Old Common Stock issuable pursuant to options (1,825,000 shares issuable under the Company's Incentive Stock Plan (the "1996 Plan") and 29,167 shares issuable under stock option agreements issued outside the 1996 Plan to certain officers and directors of the pre-Restructuring Company. In the Restructuring, all options outstanding under the 1996 Plan or the option agreements with certain officers and directors were extinguished. After the Restructuring, the Company treated the 1996 Plan as terminated, and the 1996 Plan expired by its terms in 2006.

In 2008, the Company did not file any registration statements under the Securities Act and no registration statement previously filed by the Company became effective or was updated pursuant to Section 10(a)(3) of the Securities Act, other than the Registration Statements. The Registration Statements were updated by reference pursuant to Section 10(a)(3) of the Securities Act by the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 17, 2008. On February 11, 2009, BHBC filed post-effective amendments to the Registration Statements filed on June 20, 2003 and January 31, 2001 in order to deregister any BHBC Common Stock that remained unsold. On February 19, 2009, BHBC filed a similar post-effective amendment to the Registration Statement filed on June 9, 1998 in order to deregister any Old Common Stock that remained unsold. The post-effective amendments became effective immediately upon filing.

On February 19, 2009, the Company also filed a post-effective amendment to the registration statement filed on Form S-1 on December 19, 1997 (the "S-1 Registration Statement") to deregister any shares of Old Common Stock registered on such registration statement but not sold. The post-effective amendment became effective on February 25, 2009.[2]

Delisting/Deregistration

Because the Company has fewer than 300 holders of record of BHBC Common Stock and no holders of the Old Common Stock, and the substantial financial and administrative burden of periodic reporting, the Company has determined to cease being a reporting company. Accordingly, the Company (i) filed a Form 25 on February 2, 2009 in order to delist its securities from the NASDAQ Global Select Market and deregister its securities under Section 12(b) of the Exchange Act, which delisting became effect February 12, 2009; (ii) filed post-effective amendments to the Registration Statements on February 11, 2009 and February 19, 2009 to deregister the BHBC Common Stock and Old Common Stock that remained unsold, which post-effective amendments became effective immediately upon filing; (iii) filed a post effective amendment to the S-1 Registration Statement on February 19, 2009 to deregister the Old Common Stock that remained unsold, which post-effective amendment became effective on February 25, 2009; and (iv) filed a Form 15 on February 19, 2009 in order to deregister its securities under Section 12(g) of the Exchange Act. Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company also intends to file a Form 15 certification requesting the suspension of its obligations to file periodic and current reports under Section 15(d) of the Exchange Act with respect to the BHBC Common Stock and the Old Common Stock. BHBC intends to make such filing prior to the due date for filing of its 2008 Form 10-K.

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[2] On February 19, 2009, the Company also filed a post-effective amendment to the registration statement on Form S-1 on October 31, 1996 in order to deregister any 13% Notes due 2004 registered on such registration statement but not sold. This post-effective amendment also became effective on February 25, 2009.

Discussion

Pursuant to Rule 12g-4(a) under the Exchange Act, an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) of the Exchange Act because of registration under Section 12(g) of the Exchange Act is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a)(1), the Company is eligible to deregister the BHBC Common Stock under Section 12(g) of the Exchange Act, and filed a Form 15 to effect such deregistration on February 19, 2009.[3]

Terminating the registration of the BHBC Common Stock under Section 12(g) of the Exchange Act does not necessarily terminate the Company's obligation to file periodic reports under Section 15(d) of the Exchange Act. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See also I.C. Isaacs & Company, Inc. (available August 13, 2008), Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008). Generally, Section 15(d) of the Exchange Act requires an issuer to file periodic and current reports pursuant to Section 13(a) of the Exchange Act if the issuer has outstanding securities that were registered under the Securities Act held by more than 300 holders of record. Once the issuer has less than 300 holders of record, the obligation to file reports is either automatically suspended pursuant to Section 15(d) of the Exchange Act, or suspended by filing a certification on Form 15 pursuant to Rule 12h-3 of the Exchange Act.

However, Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder further provide that the suspension to file reports is inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3)

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[3] On March 3, 2009, BHBC filed certain soliciting materials with the SEC announcing a proposed merger between First Bank of Beverly Hills, BHBC's wholly owned indirect subsidiary, and OFS Funding, LLC, a wholly owned subsidiary of Orchard First Source Asset Management, LLC (the "Merger"). Because the deregistration of BHBC's common stock under Section 12(g) of the Exchange Act will not become effective until May 20, 2009 (90 days after BHBC filed its Form 15 to deregister its Common Stock), BHBC will remain subject to the requirements of Section 14 of the Exchange Act, including requirements regarding the solicitation of proxies, until such time. Accordingly, until deregistration becomes effective on May 20, 2009, BHBC intends to comply with all requirements under Section 14 of the Exchange Act.

of the Securities Act.[4] In the Proposing Release to revise Rule 12h-3, the Commission stated that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See also I.C. Isaacs & Company, Inc. (available August 13, 2008), Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008). As such, a literal interpretation of Rule 12h-3(c) would prevent BHBC from suspending its duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's Annual Report on Form 10-K for the year ended December 31, 2007, has the technical effect of updating the Registration Statements by reference under Section 10(a)(3) of the Securities Act.

Accordingly, the Company finds itself in a position where it is eligible to suspend its duty to file periodic reports in the exact circumstances in which the Commission has determined that the benefits of periodic reporting are not justified by the number of record stockholders or the size of the company, but may not be able to do so because of Rule 12h-3(c).

The purpose of Rule 12h-3 is to permit an issuer to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. See *e.g.*, Questar Assessment, Inc. (available June 13,2008); Planet Technologies, Inc. (available February 7, 2008).

The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. See *e.g.*, I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications, Inc. (available March 31, 2006); Planet Technologies, Inc. (available February 7, 2008).

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4 Section 10(a)(3) provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to user of such prospectus or can be furnished by such user without unreasonable effort or expense."

The Staff has previously found that an effective registration statement that had been automatically updated during the current fiscal year did not preclude an issuer, otherwise eligible under Rule 12h-3, from filing a Form 15 to suspend any further obligations to file periodic reports. See e g., I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008); Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007).

BHBC is in such a position where the benefits of periodic reporting by an issuer are not commensurate with the financial and administrative burdens imposed. The preparation of periodic reports would impose a financial burden on BHBC and would involve significant management efforts. Such burdens and efforts are disproportionate to the number of holders of record, and disproportionate to the benefits to be derived from the continued public availability of information. Other than the requirements of Rule 12h-3(c), BHBC satisfies each of the elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): (i) in accordance with Rule 12h-3(a), BHBC has filed all reports required by Section 13(a), without regard to Rule 12b-25, for its three most recent fiscal years and is current with respect to all Exchange Act reports as of the date of this request, and (ii) in accordance with Rule 12h- 3(b)(l)(i), BHBC has fewer than 300 stockholders of record, with regards to the BHBC Common Stock and the Old Common Stock. As such, the benefits of periodic reporting are not justified by the number of record stockholders or the size of the Company.

The benefits of periodic reporting are also not justified by the updated effectiveness of the Registration Statements pursuant to Section 10(a) of the Securities Act. The only optionees are directors and officers of the Company and the Bank. These directors and officers not only have access to information about the Company that would otherwise be included in any periodic reports, they are responsible for preparing and/or reviewing the reports. No benefit would be derived from providing these directors and officers with periodic and current reports including information that they already have available to them.

Following the filing of a post-effective amendment to the Registration Statements that deregisters the BHBC Common Stock that remains unsold under the Plans, the Company will rely on the exemption from registration provided by Section 4(2), Regulation D and/or Rule 701 to issue the shares under the Plans without registration. As such, the shares would be restricted securities ineligible for public sale for at least one year. Thus, there could be no benefit to the public in connection with subsequent purchases of these shares in the market that derives from BHBC filing a Form 10-K for the year ended December 31, 2008, as any such purchases would be year or more after the filing.

Conclusion

For the foregoing reasons, we respectfully request, on behalf of BHBC, that the Staff issue a no-action letter advising us that the Staff concurs in BHBC's view that the neither the effectiveness nor the Section 10(a)(3) updates of BHBC's registration statements on Form S-8 during the fiscal year ended December 31, 2008, would preclude BHBC from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend BHBC's duty to file with the SEC the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which BHBC's registration statements on Form S-8 became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") (i.e. the fiscal year ended December 31, 2008), including its Annual Report on Form 10-K for the fiscal year ending December 31, 2008. If and when relief is granted by the Staff with respect to the foregoing, the Company will file a Form 15 to suspend its reporting obligations with respect to the BHBC Common Stock and the Old Common Stock (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before the date on which the Company's next report is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of BHBC to file reports under the Exchange Act under the circumstances described herein.

Given the expense, time, and effort that would be required for BHBC to prepare its 2008 Form 10-K (which will have to commence long before the March 16 due date), your expedited consideration of this matter is respectfully requested.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email. If you have any questions or require additional information, please contact Alison M. Pear (apear@troygould.com, (310) 789-1206.

Very truly yours,

Alison M. Pear